[redacted]

SEC
Mail Processing
Section

FEB 22 2008

Washington, DC
101

SECI 08025673 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47683

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kyson & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 E. Huntington Drive, Suite 212
(No. and Street)

Arcadia, (City) — California (State) — 91006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kao S. Lin — 626-821-9816 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road (Address) — **Los Angeles,** (City) — **CA** (State) — **90027-1442** (Zip Code)

PROCESSED
MAR 07 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

~~1~~
~~2~~
~~3~~
~~4~~
~~5~~
~~6~~

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this 15 (Date) day of FEBRUARY (Month), 2008 (Year), by

(1) KAO S. LIN (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) ~~(,)~~

~~(and~~

(2) ______________________ (Name of Signer),

~~proved to me on the basis of satisfactory evidence to be the person who appeared before me.~~)

Signature [signature] (Signature of Notary Public)

GEVORG TERTERYAN
Commission # 1605641
Notary Public - California
Los Angeles County
My Comm. Expires Sep 10, 2009

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______________________

Document Date: ______________________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2007

KYSON & CO.

411 E. HUNTINGTON DR., SUITE 212

ARCADIA, CA 91006

CONTENTS

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Kyson & Co., Inc.
Arcadia, California

I have audited the accompanying statement of financial condition of Kyson & Co., Inc., (the Company) as of December 31, 2007 and related statements of operations, cash flows, and changes in stockholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2007 and the results of its operations, cash flows and stockholders' equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Page 9 includes supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
January 31, 2008

KYSON & CO.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash		
Checking		$ 27,534
Savings		85,413
Total cash		112,947
Clearing broker deposit		51,294
Commissions receivable		16,060
Property and Equipment, at cost, net of accumulated depreciation of $24,332		1,010
Security Deposit		5,066
Petty cash		52
TOTAL ASSETS		$ 186,429

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable		$ 2,230
Brokers' fees payable		9,319
TOTAL LIABILITIES		11,549
STOCKHOLDERS' EQUITY		
Common stock, $1 par value, 1,000,000 shares authorized; 140,000 shares issued and outstanding	$ 140,000	
Paid-in capital	50,700	
Treasury stock	(35,000)	
Retained earnings	19,180	174,880
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 186,429

See accompanying notes to financial statements

KYSON & CO.
STATEMENT OF OPERATIONS
FOR YEAR ENDED DECEMBER 31, 2007

REVENUES		
Commissions and fees	$	437,319
Other income		16,875
Interest income		7,291
Gain on investments		10,873
TOTAL REVENUES		472,358
DIRECT COSTS		
Quote services		22,809
Commission expense		59,773
Ticket clearing charges		147,118
TOTAL DIRECT COSTS		229,700
GROSS PROFITS		242,658
TOTAL OPERATING EXPENSES (page 8)		197,114
INCOME BEFORE TAX PROVISION		45,544
INCOME TAX PROVISION		800
NET INCOME	$	44,744

See accompanying notes to financial statements

KYSON & CO.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR YEAR ENDED DECEMBER 31, 2007

	Common Stock Shares	Common Stock	Treasury Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2006	140,000	$ 140,000	$ (35,000)	$ 82,200	$ (25,564)	$ 161,636
Net Income					44,744	44,744
Distribution of Capital				(31,500)	0	(31,500)
Balance, December 31, 2007	140,000	$ 140,000	$ (35,000)	$ 50,700	$ 19,180	$ 174,880

See accompanying notes to financial statements

KYSON & CO.

STATEMENT OF CASH FLOWS

FOR YEAR ENDED DECEMBER 31, 2007

Cash Flows from Operating Activities:	
Net income	$ 44,744
Depreciation and amortization	404
Changes in operating assets and liabilities:	
Petty cash	71
Commissions receivable	(10,404)
Clearing broker deposit	(1,294)
Accounts payable	(841)
Commissions payable	7,507
Net cash provided by operating activities	40,187
Cash Flows for Acquisition Activities:	0
Cash Flows for Investing Activities:	
Distribution of capital	(31,500)
Total Cash Flows for Investing Activities	(31,500)
Net increase in cash	8,687
Cash - beginning of the year	104,260
Cash - December 31, 2007	$ 112,947
Supplemental Cash Flow Information	
Cash paid for interest	$ 0
Cash paid for income tax	$ 800

See accompanying notes to financial statements

KYSON & CO.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1 - ORGANIZATION

Kyson & Co., Inc. (the Company) is a registered broker-dealer incorporated under the laws of the State of California maintaining its principal office in Arcadia, California. The Company operates pursuant to the (k)(2)(ii) exemptive provision of the SEC Rule 15c3-3, pursuant to SEC Rule 17a-5(d)(3) and does not hold customer funds or securities. The Company was incorporated in July 27, 1994, and became a member of the NASD February 22, 1996. The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA").

NOTE 2 - SIGNIFICANT ACCOUNTING POLICY

Customers' rebates are offset against commission and fee revenue.

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. At December 31, 2007 the Company had complied with the requirement. The computation of net capital requirements pursuant to Rule 15c3-1 appears on page 9.

NOTE 4 - INCOME TAXES

The Company elected to be taxed as an "S" Corporation whereby the Company's income or loss passes directly to the stockholders. There is an $800 minimum state income tax.

NOTE 5 - CONCENTRATION OF CREDIT RISK

The customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Due to the possibility that the customers may charge any losses it incurs to the Company the Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

NOTE 6 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 7 - COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PER RULE 15c3-3.

A computation of reserve requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

NOTE 8 – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k)(2)(ii) exemptive provision.

KYSON & CO.

SCHEDULE OF OPERATING EXPENSES

FOR YEAR ENDED DECEMBER 31, 2007

OPERATING EXPENSES		
Advertising/marketing	$	5,616
Depreciation		404
Dues and subscriptions		9,760
Miscellaneous expenses		495
Office expense		14,603
Postage		856
Professional fees		3,846
Rent		34,198
Salaries and payroll taxes		114,743
Telephone		8,049
Utilities		4,544
TOTAL OPERATING EXPENSES	$	197,114

See accompanying notes to financial statements

KYSON & CO.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$	174,880
Nonallowable assets:		
Property and Equipment, net of accumulated depreciation		(1,010)
Security Deposit		(5,066)
Petty cash		(52)
NET CAPITAL	$	168,751
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$	770
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	163,751
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	167,596
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities	$	11,549
Aggregate indebtedness to net capital		0.07

RECONCILIATION
The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	167,457
VARIANCE		
Clearing broker deposit accounts		1,294
NET CAPITAL PER AUDITED REPORT	$	168,751

See accompanying notes to financial statements

PART II

KYSON & CO.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2007

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

REPORT OF INDEPENDENT ACCOUNTANT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Kyson & Co.
Arcadia, California

In planning and performing my audit of the financial statements and supplemental schedules of Kyson & Co. (the Company) for the year ended December 31, 2007, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Board of Directors
Kyson & Co.
Arcadia, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
January 31, 2008

END